Exhibit 99.1

ADC Therapeutics Presents Updated Clinical Data
at 2021 ASCO Annual Meeting

ZYNLONTA™ LOTIS-2 updated data includes median duration of response of 13.4 months in heavily pre-treated patients with relapsed or refractory DLBCL

Subgroup analyses include patients with double- / triple-hit, advanced stage or transformed DLBCL, DLBCL refractory to first-line therapy, and patients older than 65

LAUSANNE, Switzerland, June 4, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, today announced updated clinical data from the ZYNLONTA™ (loncastuximab tesirine-lpyl) Phase 2 LOTIS-2 trial in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) were presented at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting, which is being held virtually June 4-8, 2021.

“The maturing duration of response from the ZYNLONTA Phase 2 trial reported at ASCO reflects the strong data set that served as the basis of the accelerated FDA approval in April,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “We are especially encouraged to see this positive trend continue to strengthen in a heavily pre-treated patient population, including patients with double- / triple-hit, advanced stage or transformed DLBCL, DLBCL refractory to first-line therapy, and patients older than 65.”

In LOTIS-2, a single-arm, open-label, 145-patient Phase 2 clinical trial in patients with relapsed or refractory DLBCL who had failed ≥2 established therapies, ZYNLONTA demonstrated continued substantial antitumor activity and an acceptable safety profile. Updated results, including analysis of response in high-risk subgroups, were presented in a poster (abstract number: 7546) by Paolo F. Caimi, MD, University Hospitals Cleveland Medical Center and Case Comprehensive Cancer Center, Case Western Reserve University.

Key data at the March 1, 2021 data cut include:

•	Overall response rate (ORR) was 48.3% and complete response rate (CRR) was 24.8%

•	Median duration of response (mDoR) of 13.4 months for the 70 responders

•	Median duration of response not reached for patients with a complete response

•	Durable responses in high-risk patient groups, including:

o	Patients with double- / triple-hit or transformed DLBCL each had a median DoR not reached

o	Patients with advanced stage disease (Stage III-IV) had a median DoR of 12.6 months

o	Median DoR for older patients was longer than for younger patients (≥75 years, not reached; ≥65 years to <75 years, 12.6 months; <65 years, 9.3 months)

o	Patients with DLBCL refractory to first-line systemic therapy had a median DoR of 9.6 months compared with 12.6 months for patients who relapsed after responding to initial therapy

•	No new safety concerns were identified during the study and no increase in toxicity was observed in patients aged ≥65 years compared with patients <65 years

Two additional posters presented at the 2021 ASCO Annual Meeting:

•	Phase 3 randomized study of loncastuximab tesirine plus rituximab versus immunochemotherapy in patients with relapsed/refractory (R/R) diffuse large B-cell lymphoma (DLBCL): LOTIS-5 (abstract number: TPS7574)

•	A Phase 1b, open-label, dose-escalation study to evaluate camidanlumab tesirine (Cami) as monotherapy in patients (pts) with advanced solid tumors (abstract number: 2556)

About ZYNLONTA™ (loncastuximab tesirine-lpyl)

ZYNLONTA™ is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death. The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

The FDA approval was based on data from LOTIS-2, a large (n=145) Phase 2 multinational, single-arm clinical trial of ZYNLONTA for the treatment of adult patients with r/r DLBCL following two or more prior lines of systemic therapy. The trial included a broad spectrum of heavily pre-treated patients  (median three prior lines of therapy) with very difficult to treat disease, including patients with high-grade B-cell lymphoma. The trial also enrolled patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, and patients who had stem cell transplants and CAR-T therapy prior to their treatment with ZYNLONTA. Results from the trial demonstrated an overall response rate (ORR) of 48.3% (70/145 patients), which included a complete response (CR) rate of 24.1% (35/145 patients) and a partial response (PR) rate of 24.1% (35/145 patients). Patients had a median time to response of 1.3 months. At the most recent data cut-off for patients enrolled in the trial, the median duration of response (mDoR) was 13.4 months. In a pooled safety population the most common adverse reactions (≥20%) were thrombocytopenia, gamma-glutamyltransferase increased, neutropenia, anemia, hyperglycemia, transaminase elevation, fatigue, hypoalbuminemia, rash, edema, nausea and musculoskeletal pain. In LOTIS-2, the most common (≥10%) grade ≥3 treatment-emergent adverse events were neutropenia (26.2%), thrombocytopenia (17.9%), gamma-glutamyltransferase increased (17.2%) and anemia (10.3%).

ZYNLONTA is being evaluated in combination for earlier lines of therapy and as a monotherapy in other B-cell malignancies.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory

Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

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